[Chapman and Cutler LLP Letterhead]

September 29, 2021

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”) File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 11, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Fund confirms that revisions made in accordance with the Staff’s comments have been applied to similar disclosure throughout the Registration Statement.

Comment 2 – Fees and Expenses

Please confirm that the Fund will have no “Other Expenses” (including, for example, with respect to any Subsidiary related expenses), or update this estimate along with the remainder of the placeholders in this section.

Response to Comment 2

The Fund confirms that the Fund will have no “Other Expenses”. The Adviser has agreed to assume the expenses of the Subsidiary.

Comment 3 – Principal Investment Strategies

Please confirm that other than exchange-traded futures contracts, the Fund will not obtain bitcoin exposure in other investments (e.g., the Fund will not invest in Canadian bitcoin ETFs, or bitcoin trusts). Please discuss the Fund’s investment strategy if Chicago Mercantile Exchange (“CME”) position limits are triggered with respect to the Fund’s bitcoin futures investments.

Response to Comment 3

The Fund confirms that its investment strategy does not include investments in Canadian bitcoin ETFs or over-the-counter bitcoin investment products such as the Grayscale Bitcoin Trust.

The Fund notes that current position limits established by the CME for front-month Bitcoin contracts is 2,000 contracts, which equates to approximately $435 million in front-month contracts at today’s prices. These position limits and the associated position accountability levels place a practical limit on the number of contracts the Fund can obtain. The Fund’s investment strategy has been revised to account for this in a number of ways. First, should the Fund approach the position limits, the Fund’s investment strategy provides that it may invest in in longer dated bitcoin futures contracts and/or additional Collateral Investments (“Secondary Investments”). If the size of the Fund were to shrink subsequent to such purchases, the Fund would first sell its Secondary Investments so as to maximize the number of front-month bitcoin futures held by the Fund within the prescribed positions limits.

Second, the Fund intends to explore the possibility of obtaining an exemption from the applicable position limits. While obtaining an exemption is subject to approval by the CME and CFTC, the Adviser believes that the benefits of providing investors with bitcoin exposure through a 1940 Act registered ETF that invests in financial instruments that trade on a U.S. regulated exchange outweigh the speculation concerns that underly the CME position limits. If such an exemption is granted, the Fund will have the ability to increase its investments in bitcoin futures contracts subject to the limits and conditions included in such exemption order.

The Adviser also notes that with the entry of other ETFs with similar investment strategies as the Fund, the overall volume and open positions in the bitcoin futures market is very likely to increase. As the market continues to grow, it would be reasonable to expect the applicable position limits to receive corresponding increases, which would provide further ability for the Fund to invest in bitcoin futures contracts without the need to invest in Secondary Investments, or seek an exemption from position limits.

Comment 4 – Principal Investment Strategies

The Staff notes that the disclosure states, “The Fund will seek to purchase a number of bitcoin futures contracts so that the total notional value of the bitcoin underlying the futures contracts…” Using plain English, please explain what “total notional value” means and how it compares to the meaning of “market value.”.

Response to Comment 4

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 5 – Principal Investment Strategies

Please supplementally describe the Fund’s plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020). If using relative VaR, please identify the index.

Response to Comment 5

The Fund intends to comply with Rule 18f-4 by the mandatory compliance date. The Fund will adopt and implement a written derivatives risk management program, which will include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program will be administered and overseen by a committee that will be designated as the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to both Bitcoin futures contracts. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, backtesting, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Fund anticipates that it will use and comply with a relative VaR test and anticipates using the CF Bitcoin-Dollar US Settlement Price as its designated index. The designated index is administered by CF Benchmarks, Ltd, a leading provider of cryptocurrency indices. CF Benchmarks is not an affiliated person of the Adviser, and the designated index was not created at the request of the Fund or the Adviser. CF Bitcoin-Dollar US Settlement Price is a benchmark index price for Bitcoin that aggregates trade data from multiple Bitcoin-USD markets operated by major cryptocurrency exchanges that conform to the CF Constituent Exchange Criteria.1 The Fund uses this as its designated index because, among other reasons, it is calculated using much the same methodology as the settlement price underlying the CME bitcoin futures contracts in which the Fund invests and is calculated daily as of 4:00 p.m. – the same time the Fund calculates its NAV and conducts VaR testing.

Comment 6 – Principal Investment Strategies

The Staff notes that disclosure under the section entitled “Bitcoin” refers to the “Bitcoin Network” and “public-key cryptography.” Please describe these terms using plain English.

Response to Comment 6

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 7 – Principal Investment Strategies

The Staff notes that disclosure under the section entitled “Bitcoin” states, “Bitcoin are regarded as a currency or digital commodity depending on their specific use case.”

(a)       Bitcoin is a singular noun; please revise.

(b)       Please consider stating that Bitcoin “may be regarded” rather than “is regarded.”

(c)       Please describe “use case” using plain English.

Response to Comment 7

Pursuant to the Staff’s requests, the disclosure has been revised accordingly.

Comment 8 – Principal Investment Strategies

The Staff notes the disclosure under the section entitled “Bitcoin” states, “Similarly, bitcoin may be used as a store of value, although it has experienced significant periods of price volatility” Please define “store of value” using plain English.

Response to Comment 8

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

1 See, https://www.cfbenchmarks.com/indices/XBTUSD_US_RR.

Comment 9 – Principal Investment Strategies - Bitcoin

The Staff notes the disclosure under the section entitled “Bitcoin” states, “Price discovery occurs through secondary market trading on bitcoin exchanges, over-the-counter trading desks and direct peer-to-peer payments.”

(a)       Please note that in general the trading hours for bitcoin exchanges is 24 hours, 7 days a week.

(b)       Please consider disclosing that during high volatility periods, in addition to price divergences, historically some bitcoin exchanges have experienced issues related to account access and trade execution.

Response to Comment 9

Pursuant to the Staff’s requests, the disclosure has been revised accordingly.

Comment 10 – Principal Investment Strategies

The Staff notes the disclosure under the section entitled “Bitcoin Futures Contracts” states that the Fund “seeks to invest in cash-settled bitcoin futures.” The location of this sentence is confusing. Is it meant to address the fact that the Fund will invest no more than 25% of its assets indirectly through the Subsidiary and that the Fund will invest the remainder of its assets directly in bitcoin futures? Please clarify.

Response to Comment 10

In accordance with the Staff’s comment, the above-referenced disclosure has been deleted.

Comment 11 – Principal Investment Strategies

The Staff notes the disclosure under the section entitled “Bitcoin Futures Contracts” states, “The Subsidiary will also follow the same general investment policies and restrictions as the Fund.”

(a)       Please delete “general” or explain why deleting is not necessary.

(b)       Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940 Act (the “1940 Act”) governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.

(c)       Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

(d)       Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Further, please identify the custodian of the Subsidiary.

(e)       Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

(f)       Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response to Comment 11

Please refer to the Fund’s responses below.

(a)       The Fund respectfully declines to delete “general” as it believes the use of general is appropriate here because the Subsidiary is not subject to the RIC requirements and the Subsidiary will execute a portion of the overall strategy. The Fund believes deleting “general” would lead investors to believe the Subsidiary’s strategy is the exactly the same as the Fund’s strategy and thus would be misleading.

(b)       Pursuant to the Staff’s request, the disclosure has been revised accordingly.

(c)       Pursuant to the Staff’s request, the disclosure has been revised accordingly.

(d)       Pursuant to the Staff’s request, the disclosure has been revised accordingly.

(e)       The Fund confirms the financial statements of the Subsidiary will be consolidated with those of the Fund.

(f)       With respect to (1), the disclosure has been revised to reflect that the Adviser will assume the Subsidiary’s expenses as well (and therefore it is not necessary to include such expenses in “Other Expenses”). With respect to (2), the Fund confirms the Subsidiary and its Board will designate an agent for service of process in the United States. With respect to (3), the Fund confirms the Subsidiary and its Board will agree to inspection of its books and records by the Staff, which will be maintained in accordance with the 1940 Act.

Comment 12 – Principal Investment Strategies

Please add disclosure under the “Collateral Investments” section specifying a range or upper limit of the Fund’s assets that will be invested given that Collateral Investments are a principal strategy, not a temporary defensive measure.

Response to Comment 12

The Fund respectfully declines to amend the disclosure to add an upper limit or range as requested in this comment. The amount of Collateral Investments held at any particular time will depend on a variety of factors, including current margin requirements for bitcoin futures, the need to comply with diversification tests applicable to regulated investment companies at certain points in the Fund’s fiscal year, and the Fund’s need to comply with applicable position limits on its futures portfolio (as discussed in the response to Comment No. 3 above).

Comment 13 – Principal Investment Strategies

The Staff notes the disclosure under “Collateral Investments” states, “The Collateral Investments are designed to provide liquidity, serve as margin, or otherwise collateralize the Subsidiary’s investments in bitcoin futures.” Please revise this sentence using plain English

Response to Comment 13

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 14 – Principal Risks

Please revise “Market Risk” to address the Fund’s exposure to bitcoin futures rather than securities generally.

Response to Comment 14

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 15 – Principal Risks

The Staff notes the second bullet point under “Bitcoin Investing Risk” discusses “fiat currency.” Please define the term using plain English.

Response to Comment 15

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 16 – Principal Risks

The Staff notes the second bullet point under “Bitcoin Investing Risk” discusses “Altcoins.” Please define the term using plain English.

Response to Comment 16

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 17 – Principal Risks

The Staff notes the second bullet point under “Bitcoin Investing Risk” discusses “dedication of mining power to the Bitcoin Network.” Please consider adding disclosure that addresses the environmental impact of bitcoin mining operations (e.g., some companies have ceased accepting bitcoin for certain kinds of purchases due to environmental concerns regarding bitcoin mining).

Response to Comment 17

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 18 – Principal Risks

The Staff notes the seventh bullet point under “Bitcoin Investing Risk” refers to “distributed denial of service attacks a/k/a ‘DDoS Attacks.” Please define the term using plain English.

Response to Comment 18

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 19 – Principal Risks

In the eighth bullet point under “Bitcoin Investing Risk,” please consider revising the definition of “Altcoin,” given that the definition used in disclosure could be interpreted to include non-fungible tokens.

Response to Comment 19

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 20 – Principal Risks

The Staff notes the disclosure under the eighth bullet point under “Bitcoin Investing Risk” states, “For example, the ‘smart contract’ focused development of the Ethereum network has permitted the value of its native unit (ether) to rival bitcoin for periods of time.” Please revise this sentence using plain English.

Response to Comment 20

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 21 – Principal Risks

If the Fund is only holding bitcoin futures and “Collateral Investments,” please inform the Staff whether the first two sentences of the “Liquidity Risk” are relevant, particularly since the purpose of the Collateral Investments appears to be that they are liquid.

Response to Comment 21

Pursuant to the Staff’s request, the disclosure has been revised to reflect risks specific to the contemplated investments of the Fund.

Comment 22 – Principal Risks

The Staff notes that the disclosure under the “Collateral Investments Risk” refers to investments in money market funds. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f) of Form N-A, if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, it will include a line item in the Fee Table for AFFE

Response to Comment 22

The Fund confirms that it AFFE exceed 0.01% of the average net assets of the Fund, it will include a line item in the Fee Table for AFFE.

Comment 23 – Principal Risks

The Staff notes that the disclosure under the “Collateral Investments Risk” states, “Some corporate debt securities that are rated below investment-grade generally are considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.” Please explain the relevance of this sentence given that the Fund invests only in investment-grade securities.

Response to Comment 23

The above-referenced disclosure has been deleted pursuant to the Staff’s comment as the Fund does not intend to invest in below investment-grade debt securities.

Comment 24 – Principal Risks

The Staff notes that the disclosure under the “Subsidiary Investment Risk” states that the Subsidiary is not registered under the 1940 Act and is not subject to all of the investor protections of the 1940 Act and that, therefore, the Fund will not have all the protections, as an investor in the Subsidiary, offered to investors in registered investment companies. As the Subsidiary is wholly-owned by the Fund, and the investors of the Fund will have the investor protections of the 1940 Act, we believe the Fund as a whole—including the Subsidiary—will provide investors with these 1940 Act protections. Please revise this disclosure accordingly.

Response to Comment 24

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 25 – Principal Risks

The Staff notes that the disclosure under the “Subsidiary Investment Risk” states, “The Fund’s use of commodities subject to regulation by the CFTC has caused the Fund to be classified as a “commodity pool”…” Please change the reference from “commodities” to “commodity futures.”

Response to Comment 25

Pursuant to the Staff’s request, the disclosure has been revised accordingly (we note the Staff’s comment was likely referring to the disclosure under “Commodity Regulatory Risk”).

Comment 26 – Principal Risks

Please disclose in the “Cash Transaction Risk” that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response to Comment 26

Pursuant to the Staff’s requests, the disclosure has been revised accordingly.

Comment 27 – Principal Risks

The Staff notes that the disclosure under “Investment Capacity Risk” states, “The Adviser may, in its sole discretion and without prior notice, temporarily limit or reject the issuance of creation units.” Please provide an analysis that explains how the Fund will ensure that such restrictions are consistent with rule 6c-11 of the 1940 Act. In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11. See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). Also, please add disclosure explaining that the Fund may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances. Please consider cross-referencing this discussion to any other disclosure that addresses this point.

Response to Comment 27

Pursuant to the Staff's comment, the disclosure has been revised such that suspension of the creation of additional Creation Units (except for extraordinary circumstances) is no longer contemplated. However, the Adviser would appreciate the opportunity to continue discussions on this topic with the Staff. The Adviser believes that additional flexibility with respect to the issuance of new Creation Units can, if administered properly, provide additional investor protections and enhancements, particularly in an exchange-traded investment vehicle that must comply with position limits such as the Fund. Furthermore, the Adviser maintains that the suspension of new Creation Units would be unlikely to have a material impact on the Fund's premium or discount to NAV, and any such impact would likely be expressed as a premium to NAV which would benefit existing investors in the Fund. The Adviser looks forward to continuing these discussions with the Staff.

Comment 28 – Principal Risks

The Staff notes the “Authorized Participant Concentration Risk.” Please supplementally provide to Staff information about Fund discussions with potential Authorized Participants (“APs”) including the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs).

Response to Comment 28

The Fund is in the process of conducting due diligence and negotiating agreements with APs. As of the date of this letter, the Fund is in advanced discussions with both Virtu Financial and DRW Securities.

Comment 29 – Principal Risks

The Staff notes the “Authorized Participant Concentration Risk.” Please describe the discussions the Fund has had with APs and market makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody “physical” bitcoin?

Response to Comment 29

The Fund believes established APs, including the APs the Fund is currently in discussions with, have established track records of serving as market makers for ETFs that invest in commodity interests. There are many other 1940 Act registered ETFs that pursue investments strategies involving managed futures or tracking a commodities futures index. In each case, APs have been able to successfully act as market makers so as to cause the standard arbitrage mechanism to keep such funds’ market price relatively close to such fund’s NAV, even in those circumstances where the AP cannot (either because of regulatory concerns or implacability) hold the commodity underlying the applicable futures contract (e.g., crude oil). The Fund expects that the market price/NAV relationship would act substantially in the same way as other futures strategy ETFs.

Comment 30 – Principal Risks

The Staff notes the “Authorized Participant Concentration Risk.” Are there any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy; interact with authorized participants; or otherwise impact the Fund’s operations?

Response to Comment 30

As noted in the comment above, the Fund expects APs to operate in the same manner as they would with respect to other futures strategy ETFs.

Comment 31 – Principal Risks

Please disclose in the “Premium/Discount Risk” the risk that the Fund’s market price may deviate from the value of the Fund’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV.

Response to Comment 31

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 32 – Principal Risks

Please inform the Staff whether the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 32

The Fund confirms it does not invest in instruments traded outside of a collateralized settlement system.

Comment 33 – Principal Risks

The Staff notes the disclosure in the “Leverage Risk” refers to the Fund’s need to comply with guidance from the SEC regarding asset segregation requirements. Please tell us when the Fund plans to implement rule 18f-4. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020).

Response to Comment 33

As discussed in the Fund’s response to Comment No. 5 above, the Fund intends to implement policies complying with Rule 18f-4 by the Rule’s mandatory compliance date, which is currently August 19, 2022.

Comment 34 – Additional Information About Fund’s Investment Strategies

The Staff notes the disclosure states, “The Fund is an actively-managed ETF that pursues its investment strategy primarily by investing principally in futures contracts on bitcoin…” Please consider stating “all or substantially all of its assets,” as stated earlier in the disclosure.

Response to Comment 34

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 35 – Additional Information About Fund’s Investment Strategies

The Staff notes the disclosure under “The Bitcoin Protocol” states, “There are many other compatible versions of bitcoin software, but Bitcoin Core is the def facto standard for the Bitcoin Protocol, and is also known and the ‘reference software.’” Please correct the underlined typographical errors.

Response to Comment 35

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 36 – Additional Information About Fund’s Investment Strategies

The Staff notes the disclosure under “The Bitcoin Protocol” states, “The modification to the source code becomes a part of the Bitcoin Network only io it is accepted by participants that collectively have a majority of the processing power on the Bitcoin Network.” Please change “io” to “if.”

Response to Comment 36

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 37 – Additional Information About Fund’s Investment Strategies

Under “Principal Investments,” please add a section that discusses “Collateral Investments,” given that earlier disclosure includes it as a principal investment strategy.

Response to Comment 37

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 38 – Additional Risks of Investing in the Fund

Please confirm that the Fund will only invest in cash-settled futures traded on an exchange registered with the CFTC (e.g., the Fund will only invest in bitcoin futures that are traded on the CME).

Response to Comment 38

The Fund confirms it will only invest in cash-settled futures traded on an exchange registered with the CFTC.

Comment 39 – Additional Risks of Investing in the Fund

Please supplementally discuss the impact of high margins on bitcoin futures and influence on the ability to achieve the Fund’s targeted exposure.

Response to Comment 39

The Adviser notes that as long as required margin is less than or equal to the notional value of the bitcoin futures contracts, the ETF should be able to achieve its targeted exposure (subject to the effect of CME position limits). The Adviser believes it is highly unlikely that margin would exceed the notional value of the bitcoin futures contracts. The one notable exception to the ETF’s ability to achieve target exposure will be each quarter end, where the ETF will need to ensure that no more than 25% of ETF’s assets are held in its wholly owned subsidiary fund. Therefore, to the extent bitcoin futures margin is greater than 25% of the futures contract notional amount, the ETF will possibly need to reduce targeted exposure to ensure that margin can be met with 25% allocated investment in the Subsidiary. In this scenario, the ETF would look to reduce the target bitcoin futures exposure for approximately 1-2 days to pass this quarter-end test, then return the ETF to a ratio of 1:1 futures notional value to Fund assets.

Comment 40 – Additional Risks of Investing in the Fund

Please supplementally discuss the impact of CME position limits and accountability levels of bitcoin futures contracts on the Fund’s ability to pursue its investment strategy and any implications for the Fund’s ability to meet the requirements of the 1940 Act and its rules. Also, please discuss the impact of the CME position limits and accountability levels, given the inability of Funds to close to new investors should the Fund push up against those limits.

Response to Comment 40

We refer the Staff to the Fund’s response to Comment No. 3 above.

Comment 41 – Additional Risks of Investing in the Fund

Please supplementally discuss any unique contango/rollover risks with bitcoin futures, and provide relevant risk disclosure.

Response to Comment 41

The Adviser believes that there are no unique contango/rollover risks for bitcoin futures contracts that are not consistent with other commodities futures contracts, for example. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in contango, the ETF may sell the expiring bitcoin futures at a lower price and buy a longer dated bitcoin futures at a higher price, resulting in a negative roll yield (i.e., a loss to the ETF). When rolling futures contracts that are in backwardation, the ETF may sell the expiring bitcoin futures at a higher price and buy the longer-dated bitcoin futures at a lower price, resulting in a positive roll yield (i.e., a gain to the ETF). Additionally, because of the frequency with which the ETF may roll futures contracts, the impact of contango or backwardation on ETF performance may be greater than it would have been if the ETF rolled futures contracts less frequently.

The Fund has supplemented the risk disclosure related to contango/backwardation, in particular how longer dated futures contracts may be more susceptible to such risks.

Comment 42 – Additional Risks of Investing in the Fund

Please confirm whether the Fund plans to take on leverage through futures investing, or otherwise.

Response to Comment 42

The only leverage the Fund will incur is the leverage inherent in futures contract investing (i.e., the difference between the initial margin and the settlement price of a futures contract represents leverage). The Fund will not engage in other forms of borrowing or leverage. The Fund notes that, unlike other proposed bitcoin futures strategy ETFs, the Fund’s investment strategy does not include the use of reverse repurchase agreements.

Comment 43 – Additional Risks of Investing in the Fund

Please supplementally describe the Fund’s plans to discuss potential differences between returns based on the price of bitcoin vs. bitcoin futures (e.g., due to divergence in prices or potential costs associated with futures investing).

Response to Comment 43

The Adviser plans to have an investor service available and/or provide educational materials on the website, for example, to answer these types of questions. Valkyrie expects to receive investor inquiries as they seek to understand, for example, why bitcoin spot performed differently from the futures, and thus the ETF, over a certain holding period. Educational materials will explains in plain English what is contango, what is a futures roll, why does performance differ from spot.

Comment 44 – Additional Risks of Investing in the Fund

Please supplementally discuss the anticipated impact of the events of May 19, 2021 and September 7, 2021 (i.e., significant drops in the price of bitcoin), if the Fund had been operating.

Response to Comment 44

On each of these days, along with other days where there have been significant drops in the price of bitcoin, there are a few relevant observations. First, the futures have typically dropped less in price than the spot price of bitcoin on these days—primarily because the futures are referencing a price of bitcoin for value, or delivery, at a later date. Therefore, some probability of a reversion to a short-term mean is priced into the futures price. Additionally, on days where there are significant price moves up or down in both the spot and futures markets, this is generally accompanied by greater volume in these markets. This can facilitate greater capacity for the ETF to meet increased creation or redemption demands that is often seen on more volatile trading days. In summary, the performance of the futures may have deviated from spot more than normal on the days in question, however, no other significant impact or risk is presented by the price drops seen on those days in an unlevered bitcoin registered fund.

Comment 45 – Additional Risks of Investing in the Fund

Please supplementally discuss the Fund’s anticipated liquidity classification of bitcoin futures and the rationale.

Response to Comment 45

The Adviser expects the bitcoin futures contracts in which the Fund invests would be considered highly liquid under current market conditions. The Fund's liquidity program administrator will continue to evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund's portfolio investments. As noted above, bitcoin futures are cash settled, typically on a t+0 basis. In addition, the Adviser notes that since bitcoin futures are purchased on margin, a significant portion of the Fund's assets typically will be held in Collateral Investments and will be readily available to meet redemption requests. Even during stressed markets, such as the market for bitcoin futures on May 19, 2021 and September 7, 2021, there was ample liquidity in the market for front-month CME Bitcoin contracts at the level at which the Fund is expected to invest.

Comment 46 – Additional Risks of Investing in the Fund

Please supplementally discuss the Fund’s plans for liquidity management, generally, including during both normal and reasonably foreseeable stressed conditions.

Response to Comment 46

The Fund refers to its response to Comment No. 45 immediately above. As required by the Fund’s Liquidity Risk Management Program, the Fund's liquidity program administrator will evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeably stressed conditions taking into consideration factors including short-term and long-term cash flow projections, the Fund’s Collateral Investment holdings, the Fund's concentration in bitcoin futures contracts, and the size of the Fund's holdings and anticipated purchases and redemptions in relation to the market for CME bitcoin futures contracts.

Comment 47 – Additional Risks of Investing in the Fund

Please supplementally discuss the Board’s/the Fund’s consideration of implementing an open-end strategy.

Response to Comment 47

The Fund has considered, among other things, (i) the Fund's investment objective and principal investment strategies, including the Fund's investment in CME bitcoin futures contracts through the Cayman subsidiary and, if necessary, Secondary Investments, (ii) the current, historic, and expected liquidity of CME bitcoin futures contracts and the fact that such contracts typically settle on t+0, (iii) the treatment of CME bitcoin futures contracts under the Fund's Liquidity Risk Management Program, (iii) the composition of the Fund’s portfolio and the ability of the Fund to meet redemption requests, (iv) the volatility of CME bitcoin futures and the high margin requirements applicable to such contracts, (v) the exchange position limits currently applicable to CME futures contracts, (vi) the “capacity constraints” these limits potentially place on the size of the Fund, (vi) the possibility such exchange position limits could be changed as the market for bitcoin futures develops and additional funds and other participants enter the market, (vii) the management of the Fund's portfolio if the Fund were to near or reach such capacity constraints or experience market illiquidity, and (viii) the intention to close the Fund to new investment if the Fund reaches such capacity constraints (if permitted by the Staff). It is anticipated that the Board will consider these and other factors in its consideration of whether an open-end structure is appropriate.

Comment 48 – Additional Risks of Investing in the Fund

Please inform the Staff whether there are potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market that would limit the size of the Fund’s exposure to bitcoin futures – or the capacity for the Fund and multiple other registered funds. Please provide data analysis to support your conclusions.

Response to Comment 48

The Adviser does not expect that the current level of existing CME bitcoin futures volumes and open interest would create capacity constraints for the Fund or otherwise limit the Fund's ability (or the ability of similar products) to obtain the desired exposure to Bitcoin futures contracts, or that the Fund's futures transactions (and transactions by similar products are likely to have a material impact on the price of such contracts.

The current volume and open interest in CME Bitcoin futures contracts has increased significantly since such contracts began trading. See, https://www.cmegroup.com/education/bitcoin/futuresliquidity- report.html. For example, the average daily notional volume and open interest in the front month CME Bitcoin futures contract was $2.12 billion and $1.33 billion in May 2021, an increase of 530% and 420% over May 2020, respectively. The Adviser believes the current level of futures volumes and open interest indicate a market of sufficient size and liquidity and given the anticipated size of the Fund, will not create capacity constraints or exposure limits for the Fund (or similar products). For the same reasons, the Adviser does not believe the Fund’s futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities, which typically is fixed by the number of shares issued, additional futures contracts may be created whenever there is sufficient interest in such contracts. This principle is illustrated by the growth in volume and open interest of CME futures contracts and the high degree of correlation between the price of Front Month CME Bitcoin Futures and the CF Bitcoin-Dollar US Settlement Price. As you can see from the first chart below, open interest has moved with contract volume.

As the assets of the Fund and similar products grow, the Fund and such products will need to enter into additional CME bitcoin futures contracts to achieve their desired exposures. As illustrated by the data provided above, the Adviser expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the price of such contracts. As with other types of futures contracts and securities tracking a benchmark or index, there is the always the possibility that investors seeking exposure to such benchmark or index may utilize similar, or even identical, investment strategies or that investors seeking to change their exposure or ‘roll” their futures positions will seek to do so within the same general period of time (i.e., “herd behavior”). However, since the Fund is actively managed and has flexibility as to when and how to achieve its investment objective and obtain (or liquidate) its investment exposure, the Advisor believes these risks are mitigated with respect to the Fund. Nevertheless, in the "Liquidity Risk" discussion in the Prospectus, the Adviser has included risk disclosure warning investors about potentially illiquid markets and the potential impact of trading by the Fund and other market participants on the liquidity and price of the CME futures contracts traded by the Fund.

Comment 49 – Additional Risks of Investing in the Fund

Please supplementally explain whether there is a potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by the Fund and funds with similar investment strategies.

Response to Comment 49

There is always potential for herd behavior in any financial market, and the Adviser believes this market is no exception. The risk of herd behavior has been disclosed in “Liquidity Risk”. Given that the ETF is unlevered, however, it will only need to exit positions should the ETF receive redemptions. Please also refer to the Fund’s response to Comment No. 50 regarding the ETF strategy to handle large redemptions.

Comment 50 – Additional Risks of Investing in the Fund

Please supplementally explain how the Fund will manage liquidity pressures should the Fund become so large as to require more liquidity to meet potential redemptions than the market can provide, given the inability of ETFs to close to new investors.

Response to Comment 50

In addition to trading directly in the markets, the Fund plans to utilize the CME’s block trading facility to manage liquidity pressures should large redemptions occur. The Fund plans to utilize this facility regardless of whether liquidity pressures necessitate its use, as it will lead to the least market impact and best execution for the Fund. Due to the structure of ETFs, when a market maker places a redemption, particularly in something as volatile as bitcoin, they are most likely entering in an offsetting hedge in the futures market that is roughly equivalent to the value of that redemption while they are accumulating those ETF shares that will be redeemed. Generally, a redemption aims to flatten out a market maker’s position in the ETF shares, and concurrently the market maker will seek to flatten out its position in the futures hedge at the close of the trading day. The Fund will have a need to sell futures based on a redemption being submitted, which the market maker will generally be willing to buy from the Fund in the form of a block trade at an agreed upon price (e.g., futures settlement price) allowing both parties to enter or exit their desired futures trade without going into the open market. Further, it minimizes the risk of slippage in the execution price of the futures relative to the Fund because both parties can enter into the trade at settlement price of the futures, which is also the price the Fund redeems shares and NAV will be struck.

Comment 51 – Additional Risks of Investing in the Fund

Please revise the “Tax Risk” to include a discussion of bitcoin futures regarding the production of non-qualifying income for RIC purposes; the implications for shareholders of non-RIC status; and the Fund’s plans to achieve RIC status.

Response to Comment 51

Pursuant to the Staff’s request, the disclosure has been revised accordingly; provided, however, the Fund believes it has adequately disclosed how it intends to use the Subsidiary to achieve RIC status and therefore has not made a change in response to that portion of the Staff’s comment.

Comment 52 – How to Buy and Sell Shares

The Staff notes the disclosure under “Frequent Purchases and Redemptions of Shares states, “… the Fund reserves the right to not accept orders from APs that Valkyrie has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund.” Such discretion appears to be overly-broad and inconsistent with rule 6c-11. Please consider, for example, to the extent the Fund may have a limited number of APs (see comment above regarding Fund discussions with potential APs), this would be a consideration if the Fund chooses not to accept orders from an AP. Please revise disclosure regarding that the Fund may not accept orders from an AP (beyond disruption to the management or best interests) to provide context in respect of the requirement that it will not impair the arbitrage mechanism. For example, consider how the Fund’s right to not accept orders and in what circumstances it would be used will be consistent with rule 6c-11 (see comment above regarding rule 6c-11 proposing and adopting releases excerpts about limited ability to suspend the issuance of creation units and not impairing the Fund’s arbitrage mechanism).

Response to Comment 52

Pursuant to the Staff’s comment, the disclosure has been revised to make clear that the Adviser will consider the effect of the arbitrage mechanism in connection with any decision to not accept orders from APs that are disruptive to the management of the Fund or otherwise are not in the best interest of the Fund. However, the Fund believes that nothing in Rule 6c-11 would prohibit the Fund from rejecting orders from such APs, and therefore the Fund respectfully declines to revise the disclosure further.

Comment 53 – Dividends, Distributions and Taxes

The Staff notes the disclosure under “Investment in Certain Non-U.S. Corporations” refers to the Fund holding an equity interest in a passive foreign investment company. (See also pg. 41 of the Statement of Additional Information). Please explain the relevance of these sections or delete them.

Response to Comment 53

Pursuant to the Staff’s comment, the relevant disclosure in the prospectus and the SAI has been deleted.

Comment 54 – Distributor

The Staff notes the discussion of the Distribution and Service Plan is in brackets under the section entitled “Distributor”. However, there are no brackets for that section in the Statement of Additional Information. Please advise.

Response to Comment 54

Brackets have been added to the discussion of the Distribution and Service Plan as the Adviser continues to consider such a plan.

Comment 55 – Net Asset Value

The Staff notes the section entitled “Net Asset Value” discusses the fair valuing of “securities” (see also pgs. 44-45 of the Statement of Additional Information). Please consider whether the discussion should similarly refer to portfolio holdings given that the Fund may have to fair value bitcoin futures.

Response to Comment 55

The disclosure has been revised in accordance with the Staff’s suggestion.

Comment 56 – Investments by Other Investment Companies

The Staff notes the section entitled “Investments by Other Investment Companies” refers to an exemptive order issued to the “Trust”. Please explain

Response to Comment 56

Pursuant to the Staff’s request, the reference to the exemptive order has been deleted and the disclosure has been updated.

Comment 57 – Statement of Additional Information

The Staff notes the disclosure in the section entitled “General Description of the Trust and the Fund” states, “An authorized participant that purchases a Creation Unit of Shares deposits with the Fund a “basket” of securities and other assets identified by the Fund that day. .. .” The Staff notes that the Fund is a cash create/redeem Fund. The discussion about “baskets” of securities seems irrelevant, confusing, and potentially misleading to investors. Please revise.

Response to Comment 57

Pursuant to the Staff’s request, the disclosure has been revised to clarify that baskets may consist of cash.

Comment 58 – Statement of Additional Information

The Staff notes the disclosure in the section entitled “General Description of the Trust and the Fund” states, “The Fund is a separate mutual fund.” Please revise this description.

Response to Comment 58

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 59 – Statement of Additional Information

The Staff notes the disclosure under “Futures Instruments” states, “The Fund and the Subsidiary may use Futures Instruments for hedging and non-hedging purposes.” The Fund’s use of futures for hedging appears to be inconsistent with its investment mandate. Please explain.

Response to Comment 59

Pursuant to the Staff’s request, the above-referenced disclosure has been deleted.

Comment 60 – Statement of Additional Information

The Staff notes the disclosure under “Futures Instruments” states, “Because of the low margin deposits required, futures trading involves a degree of leverage.” Please consider adding this disclosure to the principal risk sections given that the Fund is mainly investing in bitcoin futures.

Response to Comment 60

Pursuant to the Staff’s request, the disclosure has been added to the principal risk sections.

Comment 61 – Statement of Additional Information

The Staff notes the disclosure under “Federal Income Tax Treatment of Exchange-Listed Commodity Futures, Currency Futures, Equity Index Futures and Investments in the Subsidiary” discusses currency futures and equity index futures. Please consider whether currency futures and equity index futures are consistent with the Fund’s investment mandate. If not, please consider deleting references to these investments from the tax discussion.

Response to Comment 61

Pursuant to the Staff’s request, the disclosure has been revised to remove references to currency futures and equity index futures.

Comment 62 – Statement of Additional Information

The Staff notes the disclosure under “Overview” discusses the risk of equity securities. Please consider if this disclosure is relevant.

Response to Comment 62

Pursuant to the Staff’s comment, the disclosure has been deleted.

Comment 63 – Statement of Additional Information

The Staff notes the disclosure under “Credit Risk” states, “The Fund will enter into transactions in derivative instruments only with counterparties that [Valkyrie] reasonably believes are capable of performing under the contract.” Please confirm and clarify in this section that the Fund will only hold bitcoin futures traded on the CME.

Response to Comment 63

The Fund confirms it will only hold bitcoin futures traded on the CME. The disclosure has been revised accordingly.

Comment 64 – Statement of Additional Information

The Staff notes the disclosure under “Correlation Risk” refers to “investments being hedged.” If the Fund is not engaging in hedging transactions, please delete this reference.

Response to Comment 64

Pursuant to the Staff’s request, the above-referenced disclosure has been deleted.

Comment 65 – Statement of Additional Information

The Staff notes the disclosure under “Systemic or “Interconnection” Risk” refers to the OTC derivatives market and OTC dealers. Please clarify that the Fund will not engage in OTC derivatives trading.

Response to Comment 65

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 66 – Statement of Additional Information

Please revise the “Liquidity Risk” to clarify that the section applies to Collateral Investments.

Response to Comment 66

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 67 – Statement of Additional Information

The Staff notes the disclosure under “Market Events Risk” states, “This reduced liquidity may result in less money being available to purchase raw materials, goods and services from emerging markets, which may, in turn, bring down the prices of these economic staples.” This disclosure does not appear to be relevant. Please revise.

Response to Comment 67

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 68 – Statement of Additional Information

The Staff notes the disclosure under “Rolling, Backwardation and Contango Risk” states, “In practice, delivery of the underlying reference asset to satisfy a futures contract rarely occurs.” Please revise this statement given that the Fund will invest in bitcoin futures that are cash-settled.

Response to Comment 68

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 69 – Statement of Additional Information

The Staff notes the disclosure under “Rolling, Backwardation and Contango Risk” states, “…the Adviser may determine to roll to another futures contract in an attempt to generate maximum yield.” Please inform the Staff whether the Adviser or the Sub-Adviser will make such a determination.

Response to Comment 69

The Trust confirms it will be the Sub-Adviser who will make the determination whether to roll to another futures contract. The disclosure has been revised accordingly.

Comment 70 – Statement of Additional Information – Management of the Fund

Please state the name and address of any person who controls the Fund as of a specified date no more than 30 days prior to the date of filing the registration statement. See Item 18(a) of Form N-1A.

Response to Comment 70

The Fund will update this disclosure through a further pre-effective amendment.

Comment 71 – Statement of Additional Information – Management of the Fund

For each of the categories identified in the table regarding the Portfolio Managers, please disclose the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. See Item 20(a)(3) of Form N-1A.

Response to Comment 71

The Fund will update this disclosure through a further pre-effective amendment.

Comment 72 – Statement of Additional Information – Management of the Fund

The Staff requests the Fund inform the Staff whether the Fund will engage in securities lending.

Response to Comment 72

The Fund confirms it will not engage in securities lending. The above-referenced disclosure regarding securities lending has been deleted.

Comment 73 – Statement of Additional Information

The Staff notes the section entitled “Brokerage Allocations” does not appear to be tailored to the Fund, given its investment strategy. Please revise.

Response to Comment 73

The Fund respectfully declines to revise this section as it believes the disclosure, as currently stated, is relevant and appropriate for investor comprehension. The Sub-Adviser selects brokers for execution and this section discloses how the Sub-Adviser makes those decisions.

Comment 74 – Statement of Additional Information

Please confirm whether the Fund’s code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.

Response to Comment 74

The Fund confirms that its code of ethics applies to transactions in bitcoin and bitcoin futures and employees are required to pre-clear such transactions.

Comment 75 – Statement of Additional Information

The Staff notes that the first two paragraphs of the section entitled “Basket Composition” do not appear to be tailored to a cash create/redeem ETF. Please revise.

Response to Comment 75

The disclosure elsewhere in the prospectus has been revised to contemplate that certain creation and redemption transaction may also be effected in-kind. Accordingly, the existing disclosure in this section remains relevant.

Comment 76 – Statement of Additional Information

In the section entitled “Suspension of Creations,” please delete the disclosure stating, “The SEC has stated its position that an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time. The SEC has also stated that an ETF could not set transaction fees so high as to effectively suspend the issuance of Creation Units.” Additionally, in this disclosure section:

(a)       Please clarify, particularly with respect to the various roman numeral clauses, whether it refers to the ability of the Fund to (1) suspend creations or (2) reject orders or not accept creation orders. It is difficult to identify which disclosure refers to which category. Please revise this section (including the heading) to clearly identify under which circumstances the Fund will suspend or reject including, perhaps, by creating two separate lists. For example, clause (vi) appears to be discussing not accepting creation orders, whereas clause (vii) appears to be discussing suspending creations.

(b)       Please revise the third sentence to state, “Circumstances under which the Fund may not accept a creation order include, but are not limited to . . .”

(c)       Please provide the Fund’s analysis explaining how the activity disclosed in this section is permitted under rule 6c-11 of the 1940 Act including addressing specifically clause (vi), which appears to be too broad and should be revised.

Response to Comment 76

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

(a)       The disclosure has been revised to clarify that the enumerated list of circumstances relate to the rejection of purchase orders, not the suspension of creations generally.

(b)       Pursuant to the Staff’s request, the disclosure has been revised accordingly.

(c)       Former clause (vi) has been deleted. While neither Rule 6c-11 or the adopting release of the rule do not specifically set forth when or for what reasons a fund may reject a creation unit order, the Fund believes the remaining enumerated list of circumstances are consistent with the rationale of Rule 6c-11 of protecting an ETF’s arbitrage mechanism. Futher, while Rule 6c-11’s adopting release expressed concern regarding an ETF that suspends the issuance or redemption of creation units indefinitely, the enumerated circumstances the Fund has disclosed are temporary phenomenon and would not be expected to lead to rejections of purchase orders for any significant period of time.

Comment 77 – Statement of Additional Information

The Staff notes the disclosure under “Futures Contracts and Options” refers to options transactions. If the Fund will not invest in options, please delete the references.

Response to Comment 77

Pursuant to the Staff’s request, the references to options transactions have been deleted.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren

Morrison C. Warren